Exhibit 99.3

June 22, 2010

Mr. Gary Grove
Chief Operating Officer
Bonanza Creek Energy Operating Company
4900 California Avenue, Suite 350 B
Bakersfield, CA 93309

Dear Mr. Grove:

        Pursuant to your request, MHA Petroleum Consultants (MHA) has prepared an estimate of the reserves and income attributable to certain oil and gas properties owned by Bonanza Creek Energy Operating Company (BCEOC) as of December 31, 2008. The subject properties are located in Arkansas, California, Colorado and Wyoming.

        The reserve and income data have been estimated using Securities and Exchange Commission (SEC) guidelines in effect as of the year-end 2008. All prices and costs were held constant through the life of the economic runs. Reserve estimates and cash flow estimates are dependent on the pricing and cost parameters used in the report. Future variations in the pricing and cost parameters will cause variations in the reserve and cash flow estimates reported in the evaluation. The results of this study are summarized below.

Bonanza Creek Energy Operating Company
Reserves and Economics—All Properties—As of December 31, 2008

Reserve Category	Gross Oil MBBLS	Gross Gas MMCF	Gross NGL MBBLS	Gross CO2 MMCF	Net Oil MBBLS	Net Gas MMCF	Net NGL MBBLS	Net CO2 MMCF	BFIT Net Income M$	Disc Net Income M$ @10%
Proved Developed Producing	6,062.7	12,511.6	257.2	0.0	3,557.2	4,438.0	253.1	0.0	84,072.6	51,621.3
Proved Developed Non-Producing	318.5	0.0	0.0	0.0	128.1	818.9	0.0	0.0	2,591.6	1,349.9
Proved Behind Pipe	1,219.6	3,762.4	53.1	0.0	913.5	1,907.1	53.1	0.0	26,014.5	12,069.7
Proved Undeveloped	14,686.5	61,314.6	901.0	0.0	6,695.0	12,742.1	855.8	0.0	102,295.8	19,652.4
Total Proved	22,287.3	77,588.6	1,211.3	0.0	11,293.8	19,906.1	1,162.0	0.0	214,974.5	84,693.3

Numbers in the above table may not exactly match economic output due to rounding.

        Note that there is a gas processing plant in the Mid-Continent area (McKamie-Patton Field) in which BCEOC owns 100%. This plant generates significant revenue from field gas which is owned both by BCEOC and by various third parties. This report includes those volumes and revenues for only that gas which specifically belongs to BCEOC. The inlet volumes for the plant have been adjusted to reflect only net owned gas (excluding all third-party working interest gas, and excluding all royalty gas).

        A one line summary of the results by property is included under the tab labeled "One Line Summary". The tab labeled "Summary Economics" contains 15 year detailed summaries by reserve category and by area. Also provided are individual economic run details by property for all areas; these are presented under the tab labeled "Individual Economics".

        The future net revenue in this report was based on net hydrocarbon volume sold multiplied by the appropriate price. Expenses include severance and ad valorem taxes, and the normal cost of operating the wells. Future net cash flow is future net revenue minus expenses and any development costs. Abandonment costs have not been included in the economics shown in this report. The future net cash flow has not been adjusted for outstanding loans, which may exist, nor does it include any adjustment for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Reserve Estimates

        Reserve estimates included in this study were assigned on the basis of the Securities and Exchange Commission—Definitions for Oil and Gas Reserves, included under the tab labeled "Reserve Definitions". All reserve categories assigned in this report follow the guidelines of the SEC definitions.

        The reserve estimates included in this study were estimated by performance methods, volumetric methods and comparisons with analogous wells and fields, where applicable. The reserves estimated by the performance method utilized extrapolations of historical production data. Reserves were estimated by the volumetric method in cases where the historical production data were insufficient to establish a definitive trend. The life of the wells was cut off at a maximum of 50 years.

        Following are brief descriptions of each of the areas included in this study.

Mid Continent (Arkansas)

        BCEOC owns various working interests in several fields in Arkansas, primarily the Dorcheat-Macedonia Field and the McKamie-Patton Field. The main productive reservoir targets are the Smackover, Haynesville, Cotton Valley, Travis Peak, Gloyd, James Lime, Pettet and Rodessa Formations. Recent downspacing in the field has opened up many new potential well locations, which BCEOC plans to drill over the next three to four years. Additionally, the Haynesville and Cotton Valley Formations consist of large vertical sequences of reservoir rock, which result in significant volumes of behind pipe reserves.

        BCEOC also owns a gas plant located in the McKamie-Patton Field. This plant processes all the gas coming from both the Dorcheat-Macedonia and McKamie-Patton Fields, along with gas from third party producers in the area. Currently the plant has significant capacity available, which should be utilized by future wells drilled in the area, as well as potential additional third party producers. The reserves and revenues from this plant have been included in the report in a separate "area" termed "MKP Gas Proc.". Note that only net gas specifically owned by BCEOC has been included in the products reported for this "area". By contract, BCEOC retains certain portions of third-party gas which

Mr. Gary Grove July 6, 2010

runs through the owned plant, but neither these volumes nor the associated revenues have been included in this report.

Midway Sunset Area (California)

        BCEOC owns 100% of two leases in the far southeastern part of the Midway Sunset Field in Kern County, California. The productive reservoir targets are the Etchegoin, Tulare, Metson and San Joaquin Formations, which all produce heavy oil from shallow, highly permeable sands with steep dips. Cyclic steam injection has been implemented on the leases, but is currently halted due to low product pricing. Well spacing is small, as is typical for these types of fields, and BCEOC has plans to drill several more wells on the property.

Edison Field (California)

        BCEOC owns 60% of a lease in the Edison Field, which is located in Kern County, California. The productive reservoir targets are the Pyramid Hills, Vedder and Jewett Formations, which all contain high gravity oil. BCEOC currently does not have plans to add new wells in this area.

Greeley Field (California)

        BCEOC owns 60% of a lease in the Greeley Field, which is located in Kern County, California. The Stevens zone is the primary target. Current plans include returning several wells to production which have been shut-in and adding some behind pipe zones.

Kern River Field (California)

        BCEOC owns 100% of a 240 acre lease in the Kern River Field, which is located in Kern County, California. The reservoir targets are the shallow "K" and "R" sands, which produce heavy oil from shallow, highly permeable sands. Plans are drill up to 36 horizontal wells and to initiate cyclic steam injection in these wells.

Jasmin Field (California)

        BCEOC owns 50% of Jasmin Field, which is located in Kern County, California. The main reservoir target is the Cantleberry Sand, which produces relatively heavy oil, with large quantities of water. Currently the producing wells are being fitted with PCP pumps to increase fluid production and to keep the wells pumped off. There are also plans to drill approximately 20 new wells, including several horizontal wells.

Sargent Field (California)

        BCEOC owns 50% of the Sargent Field, which is located in Santa Clara County, California, near the town of Gilroy. The main productive reservoir is the Purisma sand, a zone several hundred feet thick with steep dips. Wells completed in the field produce low gravity oil, with a very small amount of gas. BCEOC has plans to drill at least ten more wells on the property. In addition, there are other zones with potential in the field, including a heavy oil diatomite.

McCallum Field (Colorado)

        BCEOC owns 100% of the McCallum Field, which is located in the North Park Basin, in Jackson County, Colorado. The primary productive intervals in the field are the Pierre "B" sand and the

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Dakota/Lakota sand. There is also a small amount of production from the Muddy and Morrison Formations. The Pierre B sand produces oil under waterflood, and the Dakota/Lakota produces oil and high volumes of CO2. Four new oil wells are planned in the Pierre B and the Dakota/Lakota. Several other opportunities exist in the field, both in the existing formations and in the Niobrara and Sudduth Coal.

"Rex" and Hambert Areas (Wattenberg Field, Colorado)

        BCEOC owns 100% in most wells in these areas (with the exception of the Codell/Niobrara "Rule 318A" locations, discussed below), which are located in the DJ Basin, in Weld County, Colorado. The primary productive intervals for these areas are the Codell, Niobrara, and J Sand. There is also a small amount of production from the Dakota and Sussex Formations.

        The Codell and Niobrara are tight formations that produce gas and oil with proper hydraulic fracture stimulation. These formations also respond well to a second hydraulic fracture treatment several years after the initial completion, and these reserves have been included in this study. Additionally, rulings by the Colorado Oil and Gas Commission now permit 20 acre Codell/Niobrara locations to be drilled on "5 spots" (the center of a standard 160 acre tract) and on lease lines (per Rule 318A). The regulations governing the lease line locations are such that offsetting operators may protest the well locations proposed. As such, this report does not include any locations which would involve a notification to an offset operator. Rather, only those lease line locations which are completely under control by BCEOC are included. The J Sand produces a dry gas, and is typically commingled with the Codell and Niobrara Formations.

        Approximately 100 new wells (gross) are planned in the area, targeting the three main formations (Codell, Niobrara, J Sand).

North Riverside Field (Colorado)

        BCEOC owns 100% of several leases in this area, which is located in the eastern portion of the DJ Basin, in Weld County, Colorado. The primary producing formations in this area are the Niobrara and the "D" Sand. The Niobrara Formation in this area is similar to that in the Wattenberg Field, and requires stimulation to produce economically. The D Sand is more localized in nature, and is only economically productive in a fraction of wells penetrating the zone; however, those few wells that do encounter good quality D Sand often produce very high volumes of gas. No new wells are planned in the near future for this area, pending more long term results of currently producing wells. Two wells do have behind pipe Niobrara reserves.

Red Springs Field (Wyoming)

        BCEOC owns 100% of this field, which is located in Hot Springs County, Wyoming, near the town of Thermopolis. The primary target formation in the field is the Tensleep, which is expected to produce heavy oil from relatively shallow depths. The zone has undergone a pilot steam injection program, and future plans are to develop the zone with large scale steam injection.

Prices and Costs

        Table 1 shows a summary by area of the economic parameters used in this study.

        The oil and gas price forecasts were based on the December 31, 2008 prices per SEC regulations. The oil price (before adjustments) was set at $44.60 per STB and the gas price (before adjustments)

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was set at $5.71 per MMBTU. The NGL price was set at $34.34 per STB. These prices were held constant throughout the life of the project. Adjustments were made at a lease level based on differentials to the posted prices due to hydrocarbon quality, transportation fees, shrinkage, contractual agreements, and regional price variations. These adjustments were based on recent historical data

        Operating costs used in the report were provided by BCEOC and were based on historical field costs over the past six months to one year. Operating costs were held constant for the life of the properties. MHA reviewed the operating costs to insure that they appeared reasonable.

        Development costs used in the report were provided by BCEOC, and were based on internal expenditure estimates. MHA reviewed these development costs to insure that they appeared reasonable.

        No deductions were made for estimated abandonment costs for the properties using the assumption that equipment salvage values would largely offset abandonment costs. MHA has not performed a detailed study of the abandonment costs and salvage values of the leases. No deductions were made for indirect costs such as loan repayments, interest expenses, and exploration and development prepayments.

Statement of Risk

        The accuracy of reserve and economic evaluations is always subject to uncertainty. The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis. As a well matures and new information becomes available, revisions may be required which may either increase or decrease the previous reserve assignments. Sometimes these revisions may result not only in a significant change to the reserves and value assigned to a property, but also may impact the total company reserve and economic status. The reserves and forecasts contained in this report were based upon a technical analysis of the available data using accepted engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance subsequent to the date of the estimate may justify their revision. It is MHA's opinion that the estimated proven reserves and other reserve information as specified in this report are reasonable, and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles, as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, promulgated by the Society of Petroleum Engineers. Notwithstanding the aforementioned opinion, MHA makes no warranties concerning the data and interpretations of such data. In no event shall MHA be liable for any special or consequential damages arising from BCEOC's use of MHA's interpretation, reports, or services produced as a result of its work for BCEOC.

        Neither MHA, nor any of our employees have any interest in the subject properties and neither the employment to do this work, nor the compensation, is contingent on our estimates of reserves for the properties in this report.

        The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.

Mr. Gary Grove July 6, 2010

        It was a pleasure performing this work for BCEOC. If you have any questions regarding this evaluation or if additional information is needed, please contact me at this office.

Sincerely,

John W. Arsenault
Vice President

Mr. Gary Grove July 6, 2010